Exhibit 99.1

GFL Environmental Inc. Reaches Agreement with the Canadian Competition Bureau

VAUGHAN, ON, April 14, 2022 – GFL Environmental Inc. (NYSE:GFL)(TSX:GFL) (“GFL” or the “Company”) announced today that it has reached an agreement with the Canadian Competition Bureau (the “Bureau”) to address concerns raised by the Bureau with the Company’s acquisition of the solid waste and environmental services businesses of Terrapure Environmental Ltd., which acquisition closed on August 17, 2021.

GFL worked collaboratively with the Bureau to expeditiously reach an agreement under which GFL has agreed to divest of four liquid waste facilities and three tank farms, located in Western Canada. These sites were expected to generate annual aggregate revenue of approximately $20 million in 2022.

The Company is pleased to have reached an arrangement with the Bureau on this matter and will work to complete the proposed divestiture as soon as possible. This agreement now concludes the Bureau’s legal action against GFL.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com